SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

A DELAWARE LIMITED LIABILITY PARTNERSHIP

          TAUNUSTURM

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November 17, 2021	MUNICH PARIS SÃO PAULO SEOUL SHANGHAI SINGAPORE TOKYO TORONTO

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Jacqueline Kaufman and Erin Jaskot

Re:	SIGNA Sports United B.V.

Amendment No. 3 to Registration Statement on Form F-4

Filed November 4, 2021

File No. 333-257685

On behalf of our client, SIGNA Sports United B.V. (the “Company”), we set forth below the Company’s responses to the letter, dated November 15, 2021 (the “Comment Letter”), containing the comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Amendment No. 3 to Registration Statement on Form F-4 filed with the Commission by the Company on November 4, 2021 (the “Registration Statement”).

In addition, the Company has revised the Registration Statement in response to the Staff’s comments and is filing Amendment No. 4 to the Registration Statement on Form F-4/A (the “Amendment”) through EDGAR concurrently with this letter, which reflects these revisions and clarifies certain other information. Page numbers in the text of the Company’s responses correspond to page numbers in the Amendment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amendment.

In order to facilitate your review of our responses, we have restated each of the Staff’s comments from the Comment Letter in bold and italics below, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth our responses to each of the Staff’s comments immediately below the corresponding numbered comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amendment.

Amendment No. 3 to Registration Statement on Form F-4

Non-IFRS Financial Measures Adjusted EBITDA, page 308

1.

We read your response to comment 5 and related revised disclosures. Please tell us why you believe expenses related to hiring management are not normal, recurring, cash operating expenses necessary to operate your business. Refer to Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Response: The Company acknowledges the Staff’s comment and has excluded expenses related to hiring management from the adjusted EBITDA and has revised the disclosure accordingly on pages 255 and 308 et seq. of the Amendment.

2.

You present adjusted EBITDA for each of your segments, as well as several different amounts for total adjusted EBITDA throughout the filing, including two different amounts in the segment footnote. Please remove from the filing the total adjusted EBITDA amounts shown ($22.3 million in 2020) that do not include the corporate unallocated and intersegment elimination line items. Also, present corporate unallocated and intersegment elimination in separate line items and include ramp-up costs in the corporate unallocated line item. This should result in only one amount for total adjusted EBITDA ($14.7 million in 2020) being disclosed. Finally, disclose in greater detail the types of amounts included in the corporate unallocated line item for each period presented.

Response: The Company acknowledges the Staff’s comment and has added disclosure to address the same on pages 306 et seq., F-121 et seq. and F-139 of the Amendment.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact the undersigned by telephone at +49.69.74220.170 or by email at stephan.hutter@skadden.com.

Sincerely, /s/ Stephan Hutter, Esq. Stephan Hutter, Esq.

VIA E-MAIL

cc:	Stephan Zoll

SIGNA Sports United B.V.

cc:	Ira Tochner

Yucaipa Acquisition Corp.

cc:	Christian O. Nagler, Esq.

David B. Feirstein, P.C.

Marshall P. Shaffer, P.C.

Aslam Rawoof, Esq.

Kirkland & Ellis LLP

cc:	Howard L. Ellin, Esq.

Kenneth M. Wolff, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP